

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 8, 2017

Via E-mail
Inna Min
Chief Executive Officer
Adveco Group Inc.
Nurpeisova Str., 10 Apt. 4
Almaty, Kazakhstan 050061

> **Re:** **Adveco Group Inc.**
> **Registration Statement on Form S-1**
> **Filed February 21, 2017**
> **File No. 333-216143**

Dear Ms. Min:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. Please disclose whether there is a market for your securities, as required by Item 501(b)(4) of Regulation S-K.

Risk Factors, page 4

3. Please add a risk factor discussing the going concern, as discussed in footnote one to the financial statements.

Directors, Executive Officers, Promoters and Control Persons, page 21

4. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company at the time that the disclosure is made, in light of the company's business and structure, as required by item 401(e) of Regulation S-K.

Future Sales By Existing Stockholders, page 22

5. We note the statement that you believe you are not a shell company. However, we note that all of your assets are cash and cash equivalents and that you have had nominal operations to date. Therefore we believe that the company falls within the definition of a shell company as defined in Rule 405 of Regulation C. Please revise the disclosure accordingly.

6. We note the disclosure in this section that you have entered into one material agreement with a supplier. Please disclose the material terms in the business section and file the agreement as an exhibit.

Certain Relationships and Related Transactions, page 23

7. Please identify any promoters. See Item 404(c)(1) of Regulation S-K.

Exhibits

8. We note the reference to a subscription agreement on page 12. Please file the subscription agreement as an exhibit.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Robert J. Zepfel, Esq.
    Haddan & Zepfel LLP